Mail Stop 0510

      February 8, 2005

via U.S. mail and facsimile

Mr. Sam Oolie
Chief Financial Officer
NoFire Technologies, Inc.
21 Industrial Avenue
Upper Saddle River, NJ  07458

	RE:	Form 10-KSB for the fiscal year ended August 31, 2004
		Form 10-QSB for the quarter ended November 30, 2004

		File No. 1-11061

Dear Mr. Oolie:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






FORM 10-KSB FOR THE YEAR ENDED AUGUST 31, 2004

Comments applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 6 - Management`s Discussion and Analysis

Results of Operations for Fiscal Years Ended August 31, 2004 and
2003, page 11

2. Please discuss the business reasons for the changes between periods in your income (loss) from operations. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for the year ended August 31, 2004 as compared to the year ended August 31, 2003 will look like. See Item 303(b)(1)
of Regulation S-B and Financial Reporting Codification 501.04.

Item 9 - Directors and Executive Officers, page 14

3. Please disclose whether you have adopted a code of ethics. If you have not adopted a code of ethics, please disclose why you have not done so. See Item 406 of Regulation S-B.

4. You state on page 22 that you did not have an audit committee during fiscal 2004 or 2003. However, on page 15 you state that your audit committee is comprised of Mr. Litwin and Mr. Koster. Please clarify this apparent discrepancy.

5. Please disclose if you have designated a person as a financial expert. See Item 401(e) of Regulation S-B.

Item 10 - Executive Compensation, page 16

6. Please help us understand why the 2004 salary paid and salary deferred amounts for Samuel Gottfried and Sam Oolie do not total
$213,000, the annual compensation amounts disclosed on page 17.

7. You disclose on page 20 that officers deferred a total of
$814,015
of their salaries. This deferral, in addition to accrued interest of
$79,973, was converted to a debenture on August 30, 2004.
However,
deferred salary amounts are still presented in the Summary Compensation Table, and you state that deferred salaries are payable when revenues or financings permit payment. Are these deferred salaries separate from the deferred salaries that were converted to a debenture? Please revise your disclosures to clarify.

Item 11 - Security Ownership of Certain Beneficial Owners and
Management, page 18

8. Please disclose your equity plan information in the format required by Item 201(d) of Regulation S-B.

Item 14 - Principal Accountant Fees and Services, page 22

9. Please disclose, under the captions Audit Fees and Audit-
Related
Fees, the aggregate fees billed in each of the last two fiscal years.
Also, please describe the nature of the services comprising the fees disclosed under these categories.

10. You currently have a caption titled Tax and Other Fees. Please present, for the last two fiscal years, fees billed for tax-related services under a caption titled Tax Fees, and present fees billed for all other services under a caption titled All Other Fees. Also, please describe the nature of the services comprising the fees disclosed under these categories.

Certifications

11. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file an amendment to your
Form 10-KSB to include recently dated certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. In doing so, please refile the Form 10-KSB in its entirety. Please also ensure that you actually file these certifications as Exhibits 31.1 and 31.2 to the
Form 10-KSB, rather than just including them in the body of the Form itself.

Item 7 - Financial Statements

12. Please amend your Form 10-KSB to include audited statements of income, cash flows, and changes in stockholders` equity for the year ended August 31, 2003. See Item 310(a) of Regulation S-B.

13. Please disclose the amount of research and development costs you have incurred for the fiscal years ended August 31, 2004 and 2003. See paragraph 13 of SFAS 2. Also see paragraph 11 of SFAS 2 for examples of elements that should be identified with research and development activities.

Statement of Cash Flows, page F-6

14. Please clarify, if true, that you had no cash flows from investing activities during the years ended August 31, 2004 and 2003.
See paragraphs 15-17 of SFAS 95.

Note 1 - Nature of the Business and Summary of Significant
Accounting
Policies, page F-7

15. Please disclose your revenue recognition policy. In doing so, please also disclose whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers. In addition, please disclose whether your sales agreements contain right of inspection or acceptance provisions and whether you replace goods damaged or lost in transit. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. See the
Interpretive Response to Question 3 of SAB Topic 13:A.3.b.

16. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

Note 5 - Loans Payable, page F-11

17. For each issuance of debt with warrants, please provide us with the assumptions you used in determining your accounting treatment, as well as the related computations. Please also tell us what accounting literature you referenced in supporting your conclusion.



Note 7 - Convertible Debentures, page F-13

18. For each issuance of convertible debentures, please provide us with the assumptions you used in determining your accounting treatment, as well as the related computations. Please also tell us what accounting literature you referenced in supporting your conclusion. Please also disclose the day one accounting related to these issuances, any additional amortization related to the beneficial conversion feature, and any discounts that resulted from the allocation of the proceeds between the debt and the warrants.

19. Please show us your calculations for computing the beneficial conversion feature related to the 8% convertible debenture you issued on August 30, 2004.

20. Please disclose how you accounted for the warrants that were issued as part of the conversion of debt agreement. Please also provide us supplementally with the related computations.

Note 8 - Commitments and Contingencies, page F-14

21. In relation to the consulting agreement with Admiral Retz, please disclose how you accounted for the warrants to purchase 100,000 shares of common stock.

Note 10 - Income Taxes, page F-15

22. Please disclose how you accounted for the sales of a portion of your state net operating loss carry forwards. Please also tell us what accounting literature you referenced in supporting your conclusion.

Note 12 - Warrants, page F-15

23. You present a table that summarizes warrant data such as number of outstanding warrants and weighted-average remaining life in years.
However, you state that the data is as of August 31, 2003. Please clarify that this information is as of August 31, 2004.

24. You recorded the $90,000 gain on repricing of certain warrants as a reduction of the related interest expense from the original issuance of these warrants. Please tell us what accounting literature you referenced to support this accounting treatment.

25. For each issuance of warrants, please disclose the fair value of the warrants at the date of issuance, and the reason for issuance. Please also disclose whether you used the Black-Scholes model for your issuances of warrants to non-employees, including the assumptions you used.

26. In relation to the receipt of $54,652 in exchange for a note and warrants, please disclose how you accounted for the warrants, including the literature you cited. In addition, please disclose what accounting literature you cited to support your accounting for the value of the shares of $14,000.

27. Please clarify whether the number of warrants that expired in the year ended August 31, 2004 was 7,489,705, as disclosed in your table on page F-15, or 5,542,156, as disclosed in your narrative on page F-
17.  Please revise your disclosure, as necessary.

28. For the following issuances of warrants, please tell us your accounting treatment, related computations, and the literature that you referenced to support your accounting treatment:
* July 2003 issuance of warrants to purchase a total of 1,475,000 shares of common stock
* August 2004 issuance of warrants to purchase 1,650,000 shares of common stock for the receipt of $100,000 in debt

In addition, please disclose the fair value of the warrants at the date of issuance, and the reason for issuance.

Exhibit 1

29. Your certification pursuant to Section 906 of the Sarbanes-
Oxley
Act of 2002 should be listed as Exhibit 32 and not Exhibit 1.  See
Item 601 of Regulation S-B. Please also ensure that you actually file these certifications as Exhibit 32 to the Form 10-KSB, rather than just including them in the body of the Form itself.

FORM 10-QSB FOR THE PERIOD ENDED NOVEMBER 30, 2004

Comments applicable to your overall filing

30. Please address the above comments in your interim filings as well.

Item 1 - Financial Statements

Note 5 - Convertible Debentures, page 12

31. For the issuance of convertible debentures, please provide us with the assumptions you used in determining your accounting treatment, as well as the related computations. Please also tell us what accounting literature you referenced in supporting your conclusion. Please also disclose the day one accounting related to these issuances and any discounts that resulted from the allocation of the proceeds between the debt and the warrants.

Item 8A - Controls and Procedures, page 14

32. In the Form 10-QSB, this information should be presented in Item
3 and not Item 8A. In addition, you state that you conducted an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-KSB. Please amend your Form
10-QSB to state that the evaluation was conducted as of the end of the period covered by your report on Form 10-QSB.

Certifications

33. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file an amendment to your
Form 10-QSB to include recently dated certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. In doing so, please refile the Form 10-QSB in its entirety. Please also ensure that you actually file these certifications as Exhibits 31.1 and 31.2 to the
Form 10-QSB, rather than just including them in the body of the Form itself.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 824-5685 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. Sam Oolie
February 8, 2005
Page 1 of 8




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE